Profit and Loss

Phone2 Inc.

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	
Interest Income	$262.70
Sales	$1,901.25
Total Income	**$2,163.95**
Cost of Goods Sold	
Hosting	$142.79
R&D Salaries	$59,360.00
Telco Usage Fees	$165.00
Total Cost of Goods Sold	**$59,667.79**
Gross Profit	**-$57,503.84**
As a percentage of Total Income	-2,657.36%
Operating Expenses	
Accounting Fees	$1,841.25
Advertising & Promotion	$868.76
Bank Service Charges	-$16.88
Computer – Hardware	$163.98
Computer – Software	$634.64
Legal	$500.00
Meals and Entertainment	$70.97

Operating Expenses

Office Supplies	$259.06
Professional Fees	$650.00
Telephone – Land Line	$45.00
Telephone – Wireless	$349.36
Travel Expense	$2,588.39
Total Operating Expenses	**$7,954.53**

Net Profit	**-$65,458.37**
As a percentage of Total Income	**-3,024.95%**